Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-271226
April 1, 2024

A2Z Smart Technologies Corp

Investor Presentation

Forward Looking Statements & Risk Factors

All content, including text, graphics, images, and information, contained in or available through this presentation is for general information purposes only. Opinions and estimates offered constitute our judgment and are subject to change without notice, as are statements of financial market trends, which are based on current market conditions. We believe the information provided here is reliable, but we do not warrant its accuracy or completeness. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The views and strategies described herein may not be suitable for all investors. This material has been prepared for informational purposes only, and it is not intended to provide, and should not be relied on for, accounting, legal, tax advice, or investment matters. The reader is advised and encouraged to consult their own professional advisers for confirmation of the facts and to seek contrary opinions.

A2Z Smart Technologies Corp. ("A2Z") and its subsidiary Cust2Mate, Ltd. ("Cust2Mate") cautions that certain statements in this presentation are forward-looking statements. All statements, other than statements of historical facts, contained in this presentation, including statements regarding Cust2Mate 's future results of operations or financial condition, prospects, business strategy and plans, and objectives of management for future operations, the success of sales and marketing efforts, the extent of market acceptance for Cust2Mate products and services, Cust2Mate 's ability to develop and bring to market new or enhanced products, Cust2Mate 's international ventures, and regulatory environment and continuing uncertainty in the global economic environment, are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "estimate," "continue," "projection", "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially," or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. The forward-looking statements contained in this presentation speak only as of the date the statements are made and are based on information available to the company at that time and/or management's good faith. A2Z and Cust2Mate assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. Accordingly, investors should not put undue reliance on any forward-looking statements.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, those indicated in our publicly disclosed financial statements and the following:

- Market Volatility: The value of investments in A2Z may fluctuate due to market conditions, including economic downturns, industry trends, and geopolitical events. Investors should be prepared for potential volatility in the stock price and the possibility of losses.
- Competitive Landscape: A2Z operates in a highly competitive market with numerous players offering similar products and services. Intense competition may impact the company's market share, pricing power, and profitability. Failure to effectively differentiate itself or respond to competitive pressures could negatively affect A2Z's financial performance.

Forward Looking Statements & Risk Factors (cont.)

- Technology and Innovation: A2Z's success relies on its ability to develop and maintain innovative technologies, products, and services. Rapid technological advancements, changing consumer preferences, or failure to adapt to emerging trends may render A2Z's offerings less attractive or obsolete, potentially impacting its competitive position and financial results.
- Regulatory and Legal Compliance: A2Z operates in a regulated environment and must comply with various laws, regulations, and industry standards. Non-compliance with these requirements, including data protection, privacy, and intellectual property laws, could lead to legal actions, fines, reputational damage, or disruption of business operations.
- Dependence on Key Customers: A2Z's revenue may be concentrated among a few key customers, making the company vulnerable to the loss of any significant customer relationship. Changes in customer preferences, business decisions, or financial instability of key customers could adversely impact A2Z's financial performance.
- Supply Chain and Manufacturing Risks: A2Z relies on third-party suppliers for components and manufacturing processes. Disruptions in the supply chain, such as delays, quality issues, or inability to secure necessary materials, could impact product availability, delivery schedules, and customer satisfaction.
- Intellectual Property Protection: A2Z's success depends on its ability to protect its intellectual property rights, including patents, trademarks, and trade secrets. Unauthorized use or infringement by competitors could harm A2Z's market position and competitiveness.
- Financial Performance and Capital Requirements: A2Z's financial performance may fluctuate due to various factors, including changes in market demand, pricing pressures, operating costs, and macroeconomic conditions. Additionally, the company may require additional capital to fund research and development, expansion plans, or other strategic initiatives, which could dilute existing shareholders' interests.
- Cybersecurity and Data Privacy: A2Z collects and processes sensitive customer data, making it susceptible to cyber threats, data breaches, or unauthorized access. Failure to adequately protect customer information or comply with data protection regulations could result in financial losses, reputational damage, or legal liabilities.
- Macroeconomic Factors: A2Z's financial performance may be influenced by macroeconomic factors, such as inflation, interest rates, currency exchange rates, and global economic conditions. Economic downturns or adverse economic events could impact consumer spending, business investments, and demand for A2Z's products and services.

Any discussion or forecast contained in this presentation regarding past or proposed outcomes is solely for illustrative purposes and should not be relied upon as a guarantee or indication of future outcomes, industry trends, financial performance, development, executional or growth performance. The actual results and trends may vary and are subject to a variety of factors, including market conditions, competition, regulatory changes, and other unforeseen circumstances. The forward-looking statements contained in this presentation are based on management's good faith and assumptions made at the time of the statement, and A2Z and Cust2Mate assume no obligation to update or revise any forward-looking statements, except as required by applicable securities laws. Investors are cautioned not to rely excessively on any forward-looking statements and should consult their own professional advisers for advice on the specific facts and circumstances of their investment decisions.

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus supplement is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

Overview



- A2Z is a global leader of advanced proven-in-use smart cart based solutions that power the “connected store”.
- A2Z’s Cust2Mate smart-cart streamlines the in-store shopping experience by scanning purchased products and enabling in-cart payment so that shoppers can simply "pick & go", and bypass long cashier checkout lines.
- The A2Z Cust2Mate smart carts resolve the main pain points of the brick-and-mortar grocery retail industry and in addition bring the online experience to the physical store.
- Our solution maximizes shoppers' engagement, reduces theft, increases revenues to the retailer, optimizes store operations and provides data-driven actionable insights.
- A2Z already has thousands of carts deployed and ordered, with proven value delivered to retailers and shoppers.
- Led by a strong global team with hundreds of years of accumulated global retail and operations experience.

MIGROS יוחננוף הסטוק CHEDRAUI cuesta menos MORTON WILLIAMS Carrefour MONOPRIX

Smart-Cart Benefits to Shoppers



- Pick and Go – frictionless, effortless shopping
- Eliminate checkout lines - no more standing in line
- Payment on the cart
- Loyalty membership benefits readily available
- Download shopping lists, purchase history and more
- Weigh produce and loose items on the cart
- Rich product information including allergen warnings, ingredients, nutritional value
- Product search and locate
- Personalized offers, discounts and promotions

Coming soon:

- Tailored context driven and location-based advertising
- Coupons – automatically and instantly saving money

And Many Benefits To Retailers

The Cust2Mate smart shopping cart was built to solve the main pain points of grocery retailers:

- Increase revenue and profit
- Improve customer satisfaction & loyalty
- Influence shopper's decision at the point-of-purchase
- Engage with shoppers on a personalized level throughout their shopping visit
- Reduce theft
- Enhance in-store operational efficiency, and redeploy labor
- Bring the online experience to the physical store
- Deliver unique data insights

Our smart carts bring results

- Serving thousands of shoppers every day, and scaling fast
- A store can be retrofitted in 1 day
- 75% returning customers (shoppers)
- Average basket size up to 40% to 60% bigger than regular carts & Self Checkout
- Up to 5 cashier lines removed
- Average items in the cart - 43
- Shoppers satisfied with 4.3 out 5 rating

* Based on commercial customer measured results

Cust2Mate 3.0 In Action


Kinder




WINE
Collection

Large, Fast-Growing Addressable Market


Global Smart Shopping Carts Market ($B)
Est. CAGR = 27.5%
$3.7B
$9.7B
2026
2030

Source: Global Smart Shopping Cart Market. July 2023, 360 iResearch, and available company research.

- **Transactions** Processed by Frictionless Checkout 2025 = **$387B**
- USA Retail **shrinkage** (mainly theft) in 2021 = **$94.5B** (growing fast)
- Global **retail media** market 2025 = **$165B** (CAGR of ~20%)

European Grocery Retail Stats

- **Over 300 grocery chains with at least 50 stores**
- **Over 300,000 Stores in total**

USA Grocery Retail Stats

- **Over 100 grocery chains with at least 50 stores**
- **Over 60,000 Stores in total**

200-300 shopping carts per Supermarket & 700-800 per Hypermarket

Sources:
Transactions Processed by Frictionless Checkout 2025 = $387B [Juniper research - Digital Retail Technologies: Adoption, Implementation & Strategy 2020-2025]
USA Retail shrinkage (mainly theft) in 2021= $94.5B (growing fast) [NRF (National Retail Federation) - National Retail Security Survey 2022]
Global retail media market 2025 = $165B (CAGR of ~20%) [eMarketer & insider Intelligence - Retail Media Ad Spending Forecast 2024]
IBISWorld, Supermarkets & Grocery Stores in the US - Market Size (2004–2029)
Top 50 retailers by store count: https://www.supermarketnews.com/retail-financial/meet-2022-top-50-retailers-and-wholesalers,
There are over 60,000 supermarkets in the US - https://www.ibisworld.com/industry-statistics/number-of-businesses/supermarkets-grocery-stores-united-states/

Business Model

SUBSCRIPTION

- Minimal upfront payment with multiyear subscription agreement.
- Monthly subscription fee includes SW updates, SW & HW support and maintenance.

UPSELLING

- Monetize unique data collected by the Cust2Mate smart cart system, transformed into actionable insights and intelligence and leveraged to provide targeted & personalized offerings.

REVENUE SHARE

- Revenue Share on retail media, coupons and incremental value generated by the Cust2Mate smart cart.

Manufacturing & Financing

MANUFACTURING

- Manufacturing is outsourced to Tier 1 Turn-Key contract manufacturers.
- Provides economies of scale, expertise and flexibility.
- A framework agreement is in place with Tier-1 contract manufacturer Flex
- Transition to production of smart cart kits will streamline the production process and logistics.
- Looking to lower per unit manufacturing costs and increase margin as unit sales increase.

FINANCING

- We expect to fund the manufacturing of our smart carts at scale, against orders; working with Asset Based Financing lenders.
- Up-front payment + lending are expected to provide the needed funds for the production.
- Loan repayments will be made from the monthly recurring revenues.

SMART PANEL



SCALE



Company By The Numbers

Strong Financial Performance:

- Revenues: 2021 $2.7M, 2022 $9.3M, 2023 $11.3M*

Carts Deployed:

- Thousands of carts deployed & ordered in 4 continents

Pipeline:

- A2Z Smart Carts are currently deployed and being tested at several large retailers worldwide.

Strong Network of Technological Partners:

- NCR, Toshiba, Asus, Lenovo, Accenture, Flextronics, Edgify, SensePass, etc.

A2Z Annual Revenue ($K)


$2,685
$9,351
$11,300
2021
2022
2023 *

* 2023 revenue is approximate and unaudited

Carts Backlog


Welcome to the smart cart revolution!

CURRENT BACKLOG - 8,000 CARTS

- From leading retail players in France, Australia, Belgium, Israel, New York
- With more than 3,000 stores in aggregate

SIGNED FRAMEWORK AGREEMENTS - 50,000 CARTS

- France – 30,000 carts
- Thailand and Malaysia – 20,000 carts

* A framework agreement is an agreement with a local partner, which is a leading integrator of technological solutions for retail chains, intended to deploy a given number of smart carts across a defined area in a given period of time. The framework agreements are non-binding, or may not result in purchases.

Summary Statement of Operations

($,000)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2023[2]	Year Ended December 31, 2022
Revenue	$10,056	$5,526	$11,370	$9,351
Cost of Revenues	7,999	4,609		7,517
Gross Profit	2,027	917		1,834
Operating Income (Loss)	(13,720)	(12,231)	(17,900)	(16,702)
Total Non-Operating Loss (Gain)[1]	133	159		1,645
Net Loss	(13,853)	(12,390)		(18,347)
Net Loss Attributable to Controlling Shareholders	(12,446)	(11,257)		(17,483)

1. Includes $2,260 gain on revaluation of warrant liability for the three months ended September 30, 2023
2. Preliminary and unaudited, based upon our estimates, and subject to further internal review by our management and compilation of actual results. All of the data presented above has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any its procedures with respect to our accompanying preliminary financial data. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this data. Our actual results may differ from these estimates as a result of the completion of our audit and other developments that may arise between now and the time our financial results for the fourth quarter and fiscal year are finalized.

Balance Sheet and Capitalization Table

Balance Sheet ($ 000)	As of September 30, 2023
Cash and Cash Equivalents[1]	$5,038
Total Current Assets	5,149
Total Assets	10,187
Total Current Liabilities	4,869
Total Liabilities[2]	10,648
Stockholders' Equity	(461)

1. Cash and cash equivalents was approximately $2.3 million as of December 31, 2023, excluding an additional $2.9 million after fees the Company raised in January 2024.
2. Includes approximately $3.9 million in non-current warrant liability

Capitalization Table	As of March 18, 2024
Common Shares	41,205,742
Warrants (WAEP $2.48)	12,593,240
ESOP (WAEP $1.91)	3,566,219
RSUs	1,479,584

Use of Proceeds

Continued development and expansion of existing business, including:

- Fulfillment of contracted smart cart backlog orders
- Acceleration of the onboarding process for new clients
- Working capital purposes


1+1
Free
Hunt's

Highlights


Welcome to
the smart cart
revolution!

- Cust2Mate is designed to transform any traditional shopping cart into a smart cart
- Thousands of carts deployed in multiple retailers in 4 continents
- First deployments of new model Cust2Mate 3.0 in April 2024
- Backlog of 8,000 carts and an additional 50,000 in framework agreements.
- Transition to SaaS model: Minimal upfront payment with multiyear subscription agreement. Monthly subscription fee includes SW updates, SW & HW support and maintenance.
- Carts to be mass manufactured by Tier 1 Turn-Key contract manufacturers, providing economies of scale, expertise and flexibility.
- Seeking to fund manufacturing at scale by Asset Based Financing lenders against orders.
- Additional revenue stream opportunities: Retail Media, Data Analytics, Third Party applications.

Thank You!